

September 23, 2020

Neill P. Reynolds
Chief Financial Officer
CREE, INC.
4600 Silicon Drive
Durham, NC 27703

> **Re: CREE, INC.**
> **Form 10-K for the Fiscal Year Ended June 28, 2020**
> **Filed August 19, 2020**
> **File No. 000-21154**

Dear Mr. Reynolds:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 28, 2020

Consolidated Statements of Cash Flows, page 51

1. When using the indirect method in future filings, please revise the Operating activities section of the statement to begin the reconciliation to net cash flows provided by (used in) operating activities with net income (loss) for the periods instead of net income (loss) from continuing operations. Refer to ASC 230-10-45-28.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Investments, page 55

2. Tell us how your policy of reporting Available-for-Sale equity securities at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of shareholders' equity is consistent with the guidance in ASC 321-10-35. Please tell us the amount of any such unrealized holding gains or losses reported in shareholders' equity as

of June 28, 2020. Revise your future filings to reflect your compliance with the guidance in ASC 321.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Martin James, Senior Advisor, at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing